EXHIBIT 99.1

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The Frontier Fund

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The Common Sense Investment Alternative

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Family of Managed Futures Funds Sponsored by Equinox Fund Management, LLC

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IMPORTANT NOTICES

THE BROCHURE MUST BE ACCOMPANIED OR PRECEDED BY THE CURRENT PROSPECTUS OF THE FRONTIER FUND. THIS BROCHURE SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS. THIS BROCHURE DOES NOT CONSTITUTE AN OFFER TO SELL OR BUY UNITS IN THE FRONTIER FUND. THE OFFERING OF UNITS IN THE FRONTIER FUND CAN ONLY BE MADE BY THE PROSPECTUS WHICH CONTAINS IMPORTANT INFORMATION REGARDING CERTAIN RISKS ASSOCIATED WITH THE FRONTIER FUND AND SHOULD BE READ CAREFULLY AND RETAINED BY ANYONE CONSIDERING INVESTMENT IN THE FRONTIER FUND.

THE UNITS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION, THE COMMODITY FUTURES TRADING COMMISSION, OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS OR THIS BROCHURE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THE FRONTIER FUND IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK.

RISK CONSIDERATIONS

An investment in The Frontier Fund, or the Trust, is speculative and involves significant risks including, without limitation:

—> An investor may lose some or all of its investment in the Trust.

—> The Trust’s investments will be highly leveraged.

—> The Trust’s performance may be volatile.

—> Equinox Fund Management, LLC, or the Managing Owner, has complete discretion to select the Trust’s commodity trading advisors.

—> The use of a single commodity trading advisor for any Series could result in lack of diversification and consequently higher risk to the Trust and its investors in such Series.

—> Units in the Trust are subject to restrictions on transferability.

—> No secondary market for such Units currently exists or is expected to develop.

—> The Trust’s fees and expenses are high and may offset trading profits.

—> A substantial portion of the Trust’s trades may take place on non-U.S. exchanges and markets which may be subject to less regulatory oversight than trades on U.S. exchanges and markets.

—> Actual and potential conflicts of interest exist in the structure and operations of the Trust.

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[page heading] Introducing The Frontier Fund

[tag line] The Common Sense Investment Alternative

[prominent design treatment of 1st paragraph] Overview

Equinox Fund Management created The Frontier Fund for individual investors as a common sense investment alternative to stock and bond mutual funds. We are proud to introduce you to an investment alternative designed to increase the returns and reduce the risks of your overall portfolio. To help you further diversify your portfolio among a broad range of opportunities, we invite you to consider The Frontier Fund.

The Power of Strategic Asset Allocation.

The Frontier Fund is guided by the common sense wisdom of not putting all your eggs in one basket. Nobel prize-winning academic research and time-tested investment practices of well-known large institutions have demonstrated the benefits of diversifying investments across different asset classes. The process of diversifying your investment portfolio across different investment categories is called “strategic asset allocation.” The power of strategic asset allocation can help you increase your expected return and reduce your risk of loss.

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Harry Markowitz, Nobel prizewinner in economics, showed that a portfolio’s risk could be reduced and the expected rate of return increased by combining different asset classes (like stocks, bonds and managed futures) whose prices move at different times in relation to one another (are not correlated) 1. Jack Meyer, fund manager of Harvard University’s endowment, summarized the benefits of not putting all of your eggs in one basket: “The benefits of diversification are indisputable. Diversification rules. It’s powerful and our portfolio is a good deal less risky than the S&P 500.”2

Managed Futures – A Valuable Addition to Your Portfolio

Managed futures are a distinct asset class, just like stocks and bonds. Futures contracts, which stabilize the price of commodities and financial instruments, are traded on exchanges worldwide. Managed futures have historically offered investors attractive returns compared to stocks and a powerful tool to reduce the risk of their overall investment portfolio. According to Jack Meyer of Harvard, “holding commodities offers protection against the ups and downs of stocks and bonds…they’re the most diversifying asset in Harvard’s portfolio.”3

The Frontier Fund – Portfolio Diversification for the Individual Investor

The Frontier Fund is a family of managed futures funds designed for the individual investor. Its primary advantages to investors include:

•	Access to multiple levels of diversification with one investment;

•	Professional management;

•	Daily valuation, liquidity and switching among several separate funds (referred to as “Series” in the Prospectus) without penalty.

To help you realize the full potential of managed futures, we invite you to consider making The Frontier Fund part of your overall strategic asset allocation. We appreciate your interest in this investment vehicle. Please read the Prospectus carefully for a detailed description of the fund and inherent risk factors. You are encouraged to consult with your investment advisor to discuss whether The Frontier Fund is suitable for your financial objectives.

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Design note: apply sector images for consistency with diversification message below, including:

(1)	Financials – interest rates, stock indices

(2)	Currencies

(3)	Energy

(4)	Metals

(5)	Commodities

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Asset classes: broad categories of investments such as stocks and bonds (considered traditional asset classes) and alternatives including managed futures and real estate. Each asset class offers a distinct source of return – and inherent risk – related to its basic function such as, in the case of stocks, earnings potential in exchange for providing equity capital to companies. In the case of managed futures, commodity trading advisors specialize in trading commodity and financial futures markets worldwide. These trading advisors seek trading profits in exchange for providing liquidity and risk transfer functions to businesses such as cereal manufacturers looking to lock-in the price they pay for corn or wheat. By investing in a managed futures fund, much like a mutual fund, you are participating in the return potential from these markets.

Managed Futures: a unique asset class representing investments by professionals known as commodity trading advisors or Trading Advisors that specialize in commodities and futures markets worldwide.

Diversification: the common sense practiceof not putting all your eggs in one basket. Diversifying your investments across various asset classes can reduce your risk and increase your returns. Furthermore, investments within an asset class should also be diversified. For example, it is wise to invest your stock portfolio in different industries and a variety of companies. A managed futures portfolio can be diversified among different trading advisors, among markets such as currencies, oil, corn, etc. and among trading styles such as discretionary or systematic.

Correlation: the degree to which the value of different investment types move in the same direction; if they perform independently of one another, they are non-correlated, such as managed futures vs. stocks and bonds.

Volatility: the degree of fluctuation in the value of an asset or investment. Lower volatility improves the stability and lowers the risk of the portfolio. Including managed futures as part of a diversified portfolio helps to stabilize the overall ups and downs of your investments.

[heading] Why Consider Managed Futures?

[subhead] Increased portfolio diversification and stability

Dating back to the 1970s, managed futures have been used by private and institutional investors seeking capital appreciation and reduced portfolio risks. An increasing number of investors have selected managed futures as a means of achieving further diversification beyond a traditional stock and bond portfolio. In the last few years, investors around the world including wealthy individuals, pension plans, college and university endowments, foundations, banks and other large institutions have increased their allocations to managed futures.

Non-correlation and performance potential are important reasons to consider managed futures as a portfolio component. Managed futures have historically performed independently of stocks and bonds. This feature is known as non-correlation.Non-correlated investments can add valuable portfolio diversification and stability. A well-balanced portfolio whose underlying asset classes are able to perform independently of one another can lead to less volatility and more stable overall performance.

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As shown in this chart, Managed Futures has been historically profitable when the stock market has suffered losses. Performance is illustrated by compound monthly returns from January 1980 through August 2003. Stocks: S&P 500 Index and NASDAQ Composite (dividends reinvested). Source: Pertrac 2000, product of Strategic Financial Solutions, LLC. Managed Futures: CISDM Trading Advisor Qualified Universe Index. Source: Managed Account Reports, Inc.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Managed futures have offered favorable risk-adjusted rates of returns when compared to traditional assets. “Managed futures are not more risky than traditional equity investment. Investment in a single commodity trading advisor is shown to have risks and returns which are similar to investment in a single equity. Moreover, a portfolio of commodity trading advisors are also shown to have risks and returns which are similar to traditional equity portfolio investments.” according to Thomas Schneeweis, Professor of Finance at University of Massachusetts. 4

Trading Advisors can establish short positions as easily as long positions potentially profiting from declining or rising markets around the world. The potential to benefit from bullish or bearish markets is a strong reason to include managed futures as market environments change.

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As illustrated by this chart, market downturns are inevitable and their timing may be unpredictable. “Worst historical loss” (also known as Maximum Drawdown) is a measure of risk that illustrates the largest peak-to-valley decline, based on monthly rates of return, during a given time period.

Performance is illustrated by compound monthly returns from January 1980 through August 2003.

Stocks: S&P 500 Index and NASDAQ Composite (dividends reinvested). Source: Pertrac 2000, product of Strategic Financial Solutions, LLC. Managed Futures: CISDM Trading Advisor Qualified Universe Index. Source: Managed Account Reports, Inc.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

[page heading] The Frontier Fund: A Family of Managed Futures Funds

[subheading] Ongoing professional research, trading and risk management

The Frontier Fund is professionally managed by experienced Trading Advisors. Professional management is one of the most important advantages of investing in managed futures. The trading strategies employed by Trading Advisors typically require more demanding skills and resources than most individuals possess. Compared with individuals making trading decisions and managing their own accounts, these professionals offer distinct advantages for investors, including the advantage of ongoing professional research, advanced trading techniques and risk management. Individual investors can benefit from these capabilities including:

■	Research – ongoing research and development process

■	Trading discipline – established trading strategy, systems and technology platform

■	Risk management – commitment to stated policies and well-researched techniques

Trading Advisors are carefully selected and monitored. The Frontier Fund’s assets are allocated to established advisors that have the potential to continue to manage investments successfully. These advisors are carefully chosen after a thorough evaluation and selection process. A combination of quantitative and qualitative factors is analyzed in evaluating each of the Trading Advisors in order to be selected for The Frontier Fund. Investments with advisors underlying The Frontier Fund are made only after extensive research, analysis and due diligence. Ongoing monitoring is designed to increase the potential for future success.

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Evaluation and selection process:

Screening

Evaluation

Selection

Monitoring

The Frontier Fund enables the individual investor to diversify among multiple trading advisors. Rather than putting all their eggs in one basket, such as a stock portfolio concentrated in one company or industry, investors can diversify their managed futures portfolio across trading advisors who use different investment and trading styles and different underlying markets to avoid dependence on any single source of performance. For example, The Frontier Fund’s trading advisors collectively invest across more than one hundred markets throughout the world including the following major sectors (and numerous subsectors of each): interest rates, stock indices, currencies, energy, metals and commodities. Furthermore, the advisors utilize various strategies of investing such as discretionary, systematic, trend following, etc. In total, these strategies and markets provide investors with opportunities for diversification within the managed futures asset class, in addition to the broader diversification potential that managed futures can provide to a traditional portfolio of stocks and bonds.

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[heading] Investor friendly choices

[subheading] Investment Flexibility, Low Minimum and Cost efficiencies

The Frontier Fund isinvestor friendly. Structured as a family of managed futures funds, the Frontier Fund consists of several distinct managed futures programs, each representing a different strategy or style. Investors may choose from several single-advisor programs and a multi-advisor program. This menu of choices, all under The Frontier Fund family, enables an investor to create an individually tailored portfolio consisting of a single program or combination of programs that correspond to their specific financial goals, risk/return objectives and preferences. Moreover, investors are not locked into their initial choices. Reallocation among these choices offers flexibility and empowers an individual investor far more than traditionally structured products readily available in the marketplace.

For a small capital commitment, investors can build a portfolio of high quality managed futures investment choices. This economical design feature of The Frontier Fund provides access for individual investors to outstanding Trading Advisors and strategies for a fraction of the commitment – normally several million dollars each – typically required for an individually managed account. Many of these advisors would be otherwise unavailable to most individual investors.

This investment approach is cost-efficient for the individual investor. Compared to traditional public managed futures funds or heavily traded individual accounts, The Frontier Fund is structured in an attempt to maintain an attractive cost structure for the individual investor.

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The Frontier Fund’s Managing Owner is Equinox Fund Management (“Equinox”). The owners of Equinox are The Bornhoft Group Corporation and Plimpton Capital. Richard Bornhoft serves as president and manager of Equinox.

[subheading] Equinox Fund Management, LLC: Professional Fund Management

Equinox is a Denver, Colorado based Commodity Pool Operator. Equinox has sponsored the formation and organization of The Frontier Fund, a family of managed futures funds (referred to as “Series”). Equinox has contracted with The Bornhoft Group Corporation to provide fund management, asset allocation, administration, and sales support services. Richard Bornhoft is president of Equinox and the Bornhoft Group.

[subheading] The Bornhoft Group Corporation

The Bornhoft Group, a specialist in managed futures and hedge fund management and asset allocation since 1985, is a principal of The Frontier Fund’s sponsor, Equinox. As the fund administrator, The Bornhoft Group provides The Frontier Fund with a variety of services, including asset allocation, risk management, and fund accounting/reporting. Richard Bornhoft, president, is a 20-year veteran of the managed futures industry. The Bornhoft Group’s specialized investment industry experience includes:

■	Creating, managing and distributing portfolios of managed futures and other alternative investments;

■	Identifying, researching and allocating assets for managed futures portfolios;

■	Managing multi-advisor managed futures portfolios for well-known large institutions;

■	Allocating more than $1.1 billion of assets to Trading Advisors.

The fund administrator plays an important role for the investor. The entire back office, administration and reporting functions are provided seamlessly, offering a dynamic investment opportunity with turnkey features and administrative conveniences such as choices, liquidity, switching, performance and tax reporting.

[page heading] Summary of The Frontier Fund

[subheading] Features and Advantages to Investors

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The Frontier Fund’s goal: To provide you – the individual investor – with a managed futures product that provides attractive returns, improves the overall performance of your investment portfolio and enhances the power of your strategic asset allocation.

Access to multiple levels of diversification with one investment: Multiple trading advisors, investment strategies and global trading among several major market sectors of managed futures including numerous sub-sectors not generally available with traditional investment portfolios.

Professional management at three levels:

1.	Experienced Trading Advisors make day-to-day trading decisions seeking profit potential within risk/return objectives.

2.	Leading industry investment manager provides asset allocation and fund administrative services.

3.	Managing owner serves as sponsor, responsible for formation and organization of the Fund.

Investment choices: Distinct investment choices within a family of managed futures funds, each accessible with a single low minimum investment.

Flexibility: Daily switching among several funds, daily additions and redemptions (liquidity)

Convenience: Web-based access to account information; daily valuation of the fund and reporting of estimated net asset values, transparency of portfolio information, monthly performance and year-end tax information provided

Cost efficiencies: The Frontier Fund features a low minimum investment and breakeven analysis that is more favorable to the investor than other public managed futures funds. Please read the Prospectus for a description of fees and expenses together with breakeven analysis.

Limited liability: Risk of loss limited to initial investment.

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Steps to achieving your financial goals:

1.	Establish your investment objectives and overall financial plan

2.	Allocate your investments across various asset classes to improve your portfolio characteristics so that you will more likely achieve your objectives.

3.	Contact your financial advisor to determine whether The Frontier Fund is suitable for your objectives and plan.

4.	Monitor and modify your financial plan as actual investment results, personal circumstances or goals change.

We invite you to consider making The Frontier Fund part of your overall strategic asset allocation. Once you have reviewed your financial goals and suitability for this investment, read the Prospectus carefully for a complete description of The Frontier Fund and subscription information. Please contact Equinox Fund Management, LLC.

[contact information]

Equinox Fund Management, LLC

1660 Lincoln Street, Suite 100

Denver, Colorado 80264

(303) 837-0600

info@xxxxxxx.com [general email address needed]

This brochure does not constitute an offer to sell or a solicitation of an offer to buy any units in The Frontier Fund and is qualified in its entirety by the Prospectus. Units in The Frontier Fund are speculative securities and their purchase involves a high degree of risk. You should consider all the risk factors before investing in the Frontier Fund. Please refer to the Prospectus.

Footnotes:

Substantial academic research on Managed Futures including the references listed below began with the landmark study of Dr. John Lintner of Harvard University: Lintner, John, “The Potential Role of Managed Commodity Financial Futures Accounts (and/or Funds) in Portfolios of Stocks and Bonds,” Annual Conference of Financial Analysts Federation, May 1983.

1.	Harry Markowitz, “Portfolio Selection,” Journal of Finance, March 1952.
2.	Barron’s, December 2, 1996
3.	Wall Street Journal, November 25, 1996
4.	Thomas Schneeweis, Professor of Finance, University of Massachusetts, The MFA Reporter (published by the Managed Funds Association), August 2002.